HSBC completes the acquisition of Republic New York Corporation and SRH

31 December 1999

HSBC Holdings plc ("HSBC") completed the acquisition of Republic New York Corporation ("RNYC") and Safra Republic Holdings S.A. ("SRH") at 12.00 noon Eastern Standard Time in New York on 31 December 1999. Following the acquisition, RNYC merged with HSBC USA Inc., HSBC's New York-based US bank holding company. The combined entity will be named HSBC USA Inc..

HSBC Bank USA and Republic National Bank of New York are the principal operating subsidiaries of HSBC USA Inc. and RNYC respectively. After close of business on 31 December 1999, Republic National Bank of New York will convert to a New York state-chartered bank and will then merge with HSBC Bank USA. The newly merged bank will be named HSBC Bank USA.

Simultaneously with the completion of the RNYC acquisition, HSBC Holdings plc accepted for payment 36,254,767 shares of SRH common stock tendered to it by 17.00hrs Central European Time on 29 December 1999. The shares tendered together with the shares already owned by subsidiaries of RNYC represent approximately
99.38 per cent of SRH's issued and outstanding common stock.

Holders of RNYC common stock will receive US$72.00 cash per share. A letter of transmittal will be posted to shareholders in early January to enable them to surrender stock certificates in return for payment by cheque. Holders of SRH common stock who tendered their shares properly will receive either US$72 cash per share or loan notes if they have elected to do so.

Payment to common stockholders of RNYC will be made from 7 January 2000 and common stockholders of SRH who tendered their shares properly will be paid or have loan notes issued to them on 10 January 2000. RNYC and HSBC USA Inc. preferred stock and publicly-held debt remain outstanding as preferred stock and publicly-held debt of HSBC USA Inc..

RNYC's common stock will be de-listed from the New York and London stock exchanges. It is HSBC Holdings plc's intention to de-list SRH common stock from the Luxembourg and Swiss stock exchanges.

HSBC has extended the tender period for holders of SRH common stock until 31 January 2000. This allows stockholders who have not tendered, or not properly tendered, their shares an additional opportunity to do so. Details of this extended tender period will be published in the Luxemburger Wort, Le Temps and Neue Zuercher Zeitung on 7 January 2000.

The acquisitions represent a major step forward for HSBC towards achieving three strategic objectives. The deal:

     o doubles HSBC's private banking business to approximately 55,000 international private banking clients with over US$120 billion of client funds under management.

     o extends HSBC's US domestic, personal and commercial banking business. The combined operations will have the third largest branch network in New York State with 455 branches serving more than two million customers.

     o enhances HSBC's global markets business in treasury and foreign exchange and the addition of world leading businesses in banknotes and bullion.

Sir John Bond, Group Chairman of HSBC Holdings plc, said: "We are delighted to have completed the acquisitions of RNYC and SRH. The fit with HSBC's businesses and strategy is extraordinarily good. The task before us now is to integrate our operations and make them seamless for our customers.

"While we are extremely sad to be moving forward without Edmond Safra, merging our organisations and maintaining the highest standards of integrity and customer service will be the best way of honouring his memory."